100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7
Tel: +1 (416) 915-4149

444 Cedar Street, Suite 2060, St. Paul, MN 55101
Tel: +1 (651) 389-4100

www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2016-03

POLYMET FINAL EIS VALIDATED BY STATE OF MINNESOTA

CLEARS PATH FOR PERMIT APPLICATIONS REQUIRED FOR CONSTRUCTION

St. Paul, Minn., March 3, 2016 – PolyMet Mining Corp. TSX: POM; NYSE MKT: PLM today reported that the Minnesota Department of Natural Resources has completed its review and validated the NorthMet Final Environmental Impact Statement that was published in November 2015 – see www.mndnr.gov/polymet.

This decision on the NorthMet Final EIS is the final and conclusive action by the State of Minnesota on the required environmental review, confirming that the Final EIS addresses the objectives defined in the EIS scoping review, meets procedural requirements, and responds appropriately to public comments. The state’s decision also lays the foundation for permits to construct and operate the NorthMet copper-nickel-precious metals project located in the established Mesabi mining district and Duluth Complex of northeastern Minnesota.

“The state’s decision validates both the Final EIS and the exhaustive process supporting the final document. This is an historic event for Minnesota, the Iron Range, and for PolyMet, clearing the path for permit applications required for construction,” stated Jon Cherry, president and CEO.

“We have sought to earn the trust of regulators and the community by listening and being responsive to questions and concerns throughout the environmental review process,” Cherry said. “The EIS demonstrates and confirms that the NorthMet Project can be built and operated in accordance with state and federal regulations. We intend to continue to build trust through open dialogue and community involvement as we advance through permitting into construction and operations.

“NorthMet will produce metals that are essential building-blocks of renewable energy and the modern economy. Our focus remains on building the Project in a manner that respects the things that matter most – supporting a safe and healthy community and protecting the environment – while generating returns to investors and creating good, well-paid, local jobs,” Cherry added.

The US Forest Service is reviewing comments on its Draft Record of Decision on the proposed Land Exchange, in which the USFS will receive title to high-quality habitat with improved public access in exchange for the surface rights above PolyMet’s mineral leases, where there is restricted public access and the land has been impacted by forestry as well as current and past mining activity. The US Army Corps of Engineers also is preparing its Record of Decision on the 404 Wetland Permit.

Going forward, PolyMet’s focus is to submit state permit applications and secure construction finance so that the project can move forward into construction promptly upon receipt of permits and completion of the Land Exchange.

“We thank everyone in the state Agencies, our technical and legal advisors, and the whole PolyMet team for their professionalism, diligence and hard work in achieving this milestone,” Cherry said. “We also thank our local communities, our political representatives, the business and labor communities and PolyMet’s shareholders for their continued support and encouragement. The Iron Range has a great history of mining and we are very pleased to be part of the next chapter of mining in Minnesota.”

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson I
nvestor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2015 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three and six months ended October 31, 2015, for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.